UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of April 2022

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

P.V. Nano Cell Ltd. (the “Company”) announced the results of the Company’s special general meeting of shareholders (the “Meeting”), which was held at 4:00 p.m. (Israel time) on April 7, 2022, at the Company’s offices at 8 Hamasger Street, Migdal Ha’Emek, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the requisite majority in accordance with the Israel Companies Law, 5759-1999, and the Company’s articles of association, the proposal set forth in the Company’s proxy statement to appoint Ilanit Halperin, CPA as the Company’s independent auditors for the fiscal years ended December 31, 2020 and 2021. The Company’s proxy statement related to the Meeting  was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on March 23, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2022	P.V NANO CELL LTD.

	By:	/s/ Ran Eisenberg
		Name:	Ran Eisenberg
		Title:	Chief Executive Officer

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